PARAMOUNT ENERGY TRUST

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (“MD&A”) of PET’s operating and financial results for the three and nine months ended September 30, 2007 as well as information and estimates concerning the Trust’s future outlook based on currently available information. This discussion should be read in conjunction with the Trust’s consolidated financial statements and accompanying notes for the three and nine months ended September 30, 2007 and 2006 as well as the Trust’s audited consolidated financial statements and accompanying notes and MD&A for the years ended December 31, 2006 and 2005. Readers are referred to the advisories regarding forecasts, assumptions and other forward-looking information contained in the “Forward Looking Information” section of this MD&A.  The date of this MD&A is November 6, 2007.

Mcf equivalent (Mcfe) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 (“NI 51-101”), an Mcfe conversion ratio for oil of 1 Bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

SIGNIFICANT ACCOUNTING POLICIES AND NON-GAAP MEASURES

Successful efforts accounting

The Trust follows the successful efforts method of accounting for its petroleum and natural gas operations.  This method differs from the full cost accounting method in that exploration expenditures, including exploratory dry hole costs, geological and geophysical costs, lease rentals on undeveloped properties as well as the cost of surrendered leases and abandoned wells are expensed rather than capitalized in the year incurred.  However, to make reported funds flow in this MD&A comparable to industry practice the Trust reclassifies geological and geophysical costs as well as surrendered leases and abandonment costs from operating to investing activities.

Funds flow

Management uses funds flow from operations before changes in non-cash working capital (“funds flow”), funds flow per Trust Unit and annualized funds flow to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (“GAAP”) and therefore it may not be comparable to the calculation of similar measures for other entities.  Funds flow as presented is not intended to represent operating funds flow or operating profits for the period nor should it be viewed as an alternative to funds flow provided by operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP.  Funds flow is reconciled to its closest GAAP measure, funds flow provided by operating activities, as follows:

Funds flow GAAP reconciliation	Three months ended September 30		Nine months ended September 30
($ thousands except per Trust Unit amounts)	2007	2006	2007	2006
Cash flow provided by operating activities	51,707	55,194	184,655	171,888
Exploration costs (1)	2,560	1,874	8,972	10,800
Expenditures on asset retirement obligations	618	170	2,283	2,623
Changes in non-cash operating working capital	(13,673)	3,532	(16,432)	(6,824)
Funds flow	41,212	60,770	179,478	178,487
Funds flow per Trust Unit (2)	$ 0.38	$ 0.72	$ 1.90	$ 2.13

(1)

Certain exploration costs are added back to funds flow in order to be more comparable to other energy trusts that use the full cost method of accounting for oil and gas activities.  Exploration costs that are added back to funds flow include seismic expenditures, dry hole costs and expired leases and are considered by PET to be more closely related to investing activities than operating activities.

(2)

Based on weighted average Trust Units outstanding for the period.

Additional significant accounting policies and non-GAAP measures are discussed elsewhere in this MD&A.

OPERATIONS

Production

	Three months ended September 30		Nine months ended September 30
Natural gas production by core area (MMcfe/d)	2007	2006	2007	2006
West Side	43.4	47.3	42.8	47.1
East Side	28.3	26.3	27.0	27.1
Athabasca	63.4	69.0	64.7	70.9
Southern	58.0	12.0	29.0	11.3
Total	193.1	154.6	163.5	156.4
Deemed Production	20.2	20.5	19.9	21.1
Total actual and Deemed Production	213.3	175.1	183.4	177.5

Average production measured 193.1 MMcfe/d for the three months ended September 30, 2007 as compared to 154.6 MMcfe/d in the third quarter of 2006.  The significant increase in production in the Southern core area is due to the acquisition of the natural gas properties and related assets located primarily in east central Alberta (the “Birchwavy Acquisition”) which closed on June 26, 2007, as well as continuing development of the Trust’s existing properties in east central Alberta. The assets acquired as a result of the Birchwavy Acquisition (“Birchwavy Assets”) produced approximately 43 MMcfe/d for the current quarter. Including the deemed production volume related to the gas over bitumen financial solution, average aggregate daily production (actual and deemed) increased 22 percent to 213.3 MMcfe/d from 175.1 MMcfe/d in the third quarter of 2006.

Production for the nine months ended September 30, 2007 increased five percent to 163.5 MMcfe/d from 156.4 MMcfe/d in the comparative period for 2006 as a result of the partial effect of the Birchwavy Acquisition and a successful 2007 capital program, offset by natural declines in the Trust’s base assets.

Capital Expenditures

	Three months ended September 30		Nine months ended September 30
Capital expenditures ($ thousands)	2007	2006	2007	2006
Exploration and development expenditures (1)	$ 9,540	$ 18,735	$ 90,927	$ 103,265
Crown and freehold land purchases	2,561	4,653	6,761	10,890
Acquisitions	(518)	1,665	455,269	93,418
Dispositions	(271)	(1,987)	(3,361)	(16,194)
Other	275	289	865	811
Total capital expenditures	$ 11,587	$ 23,355	$ 550,461	$ 192,190

(1)

Exploration and development expenditures for the three and nine months ended September 30, 2007 include approximately $2.6 million and $9.0 million respectively in exploration costs (three and nine months ended September 30, 2006 $1.9 and $10.8 million, respectively) which have been expensed directly on the Trust’s statement of earnings in accordance with the successful efforts method of accounting. Exploration costs include seismic expenditures, dry hole costs and expired leases and are considered by PET to be more closely related to investing activities than operating activities. As a result they are included with capital expenditures in this table.

Exploration, development and land expenditures totaled $12.1 million for the three months ended September 30, 2007, and were concentrated on drilling, completion and tie-in activities in the Southern core area, as well as seismic program acquisition for delineation and refinement of prospects in that area and Crown and freehold land purchases to replenish the prospect inventory. PET drilled 24 wells (19.5 net) with a 100% success rate in the quarter, primarily in east central Alberta, including 11 (11.0 net) on the Birchwavy Assets acquired at the end of the second quarter of 2007.

Acquisitions of $455.3 million for the nine months ended September 30, 2007 reflect: the Birchwavy Acquisition in the amount of $396 million as well as the purchase of producing properties in the northeast and east central Alberta (“Craigend/Radway/Stry Acquisition”) for a net purchase price of $45 million after adjustments, and the acquisition of properties in northeast Alberta producing approximately 0.7 MMcf/d with an additional 2 MMcf/d of shut-in natural gas production, for which PET receives monthly gas over bitumen royalty credits, for a net purchase price of $14.0 million. These acquisitions were all completed in the second quarter of 2007.

On October 23, 2007 PET entered into an agreement to sell the office building it owns and occupies in downtown Calgary for a price of $35.75 million. The transaction is expected to close in early December and will result in the Trust recording a gain of approximately $23 million.

MARKETING

Natural gas prices

	Three months ended September 30		Nine months ended September 30
Natural gas prices ($/Mcf, except percent amounts)	2007	2006	2007	2006
Reference prices
AECO Monthly Index	5.64	6.03	6.82	7.19
AECO Daily Index	5.14	5.65	6.54	6.40
Alberta Gas Reference Price (1)	5.19	5.66	6.37	6.64

Average PET prices
Before financial hedging and physical forward sales (2)	5.41	6.04	6.53	6.62
% Alberta Gas Reference Price (%)	104	107	103	100
Before financial hedging (3)	5.54	6.79	6.78	7.19
% Alberta Gas Reference Price (%)	107	120	106	108
After financial hedging and physical forward sales (“Realized” natural gas price)	5.66	7.36	7.59	7.42
% Alberta Gas Reference Price (%)	109	130	119	112

(1)

Alberta Gas Reference Price is the price used to calculate Alberta Crown royalties. Alberta Gas Reference Price for September 2007 is an estimate.

(2)

PET’s commodity hedging strategy employs both financial forward contracts and physical natural gas delivery contracts at fixed prices or price collars. In calculating the Trust’s natural gas price before financial hedging and physical forward sales, PET assumes all natural gas sales based on physical delivery fixed-price or price collar contracts during the period were instead sold at AECO daily index.

(3)

Natural gas price before financial hedging includes physical forward sales contracts for which delivery was made during the reporting period but excludes realized gains and losses on financial instruments.

Realized natural gas prices decreased by 23 percent for the three months ended September 30, 2007 to $5.66 per Mcf from $7.36 per Mcf in 2006. The Trust’s realized gas price exceeded the Alberta Gas Reference Price by nine percent for the period as PET had a portion of its production volumes hedged at fixed prices in the quarter. The Trust realized $27.1 million in gains on early termination of hedging contracts during the first six months of 2007 and as such the majority of the Trust’s production was sold at market prices during the third quarter. Natural gas prices weakened dramatically late in the second quarter and into the third quarter of 2007 as a result of the combination of increased storage inventories resulting from high liquefied natural gas (“LNG”) imports into the United States, strong deliveries of natural gas from US production and relatively mild early summer weather. In Canada the increase in the value of the Canadian dollar has further amplified the decrease in gas prices.  While late summer cooling demand and reduced LNG imports have reduced storage concerns somewhat, the Trust remains cautious in its outlook with respect to near term natural gas prices, and has a significant portion of its natural gas production hedged at fixed prices for the fourth quarter of 2007, as described in the “Risk Management” section of this MD&A. PET’s realized natural gas price was $7.59 per Mcf for the nine months ended September 30, 2007,  exceeding the Alberta Gas Reference Price by 19 percent and a two percent increase from $7.42 per Mcf recorded for the same period in 2006, as a result of significant realized gains on financial instruments factoring into the 2007 realized gas price.

The Trust recorded an unrealized gain on financial instruments of $33.6 million for the three months ended September 30, 2007, reflecting the change in the fair value of financial and physical forward contracts during the period. For the nine months ended September 30, 2007 the Trust incurred an unrealized loss on financial instruments of $18.0 million (see “Change in Accounting Policy” in this MD&A). The new accounting standards dictate that all financial instruments for which hedge accounting is not followed are marked to market on each balance sheet date, with the change in fair value during the period recorded as an unrealized gain or loss on the statement of earnings. On initial adoption of the new accounting policy effective January 1, 2007, the trust recorded a financial instrument asset of $30.6 million reflecting the fair value of all physical fixed-price natural gas sales and AECO-NYMEX fixed-basis contracts, with an offsetting credit to retained earnings. This financial instrument asset was not included in the Trust’s earnings for the period. During the first six months of 2007 the Trust realized monthly gains as financial instruments settled and also terminated certain instruments in advance of their maturity dates in exchange for cash payments, leading to a substantial decrease in the number and corresponding value of the Trust’s outstanding financial instruments to $3.9 million as at June 30, 2007. During the third quarter, in order to protect PET’s future cash flows from steadily decreasing natural gas prices the Trust increased its forward hedge position significantly, leading to the unrealized gain on financial instruments of $33.6 million for the period.

PET had financial instrument assets of $24.9 million on its balance sheet as at December 31, 2006 related to financial fixed-price forward natural gas and foreign exchange contracts. This asset, combined with the $30.6 million recorded in respect of the change in accounting policy, resulted in a total financial instrument asset at January 1, 2007 of $55.5 million. The Trust’s financial instruments had a positive fair value of $37.5 million as at September 30, 2007 and PET recorded an unrealized loss of $18.0 million equal to the decline in the fair value of financial instruments during the period. A reconciliation of the change in fair value recorded is provided below.

Reconciliation of unrealized loss on financial instruments ($ millions)
Financial instrument assets, December 31, 2006 (1)	$ 24.9
Financial instrument asset recorded on January 1, 2007 in respect of fixed-price physical delivery and NYMEX basis contracts (2)	30.6
55.5
Less: fair value of financial instrument assets net of liabilities, September 30, 2007 (1)	37.5
Unrealized loss on financial instruments for the nine months ended September 30, 2007	$ 18.0

(1)

Includes both long-term and short-term financial instrument assets and liabilities.

(2)

See “Change in Accounting Policy” in this MD&A.

The decrease in fair value was more than offset by realized gains on financial instruments of $36.0 million for the nine months ended September 30, 2007.

PET’s funds flow and its ability to pay distributions is not impacted by these unrealized mark-to-market amounts.

Risk Management

PET’s risk management strategy is focused on using financial instruments to insure cash flow and distributions against commodity price volatility, to lock in attractive economics on acquisitions and to take advantage of perceived anomalies in natural gas markets. The Trust maintains a balanced gas price risk management portfolio using both financial hedge arrangements and physical forward sales to hedge up to a maximum of 50 percent of forecast production including gas over bitumen deemed volumes. PET will also enter into foreign exchange swaps and physical or financial swaps related to the differential between natural gas prices at the AECO and NYMEX trading hubs in order to mitigate the effects of fluctuations in foreign exchange rates and basis differentials on the Trust’s realized gas price. The term “financial instruments” includes all financial and physical risk management contracts. Although PET considers these risk management contracts to be effective economic hedges against potential gas price volatility, the Trust does not follow hedge accounting for its financial instruments.

PET’s hedging activities are conducted by an internal Risk Management Committee under guidelines approved by the administrator’s Board of Directors. PET’s hedging strategy though designed to protect cash flow and distributions is opportunistic in nature: depending on perceived position in the commodity price cycle the Trust may elect to reduce or increase its hedging position. The Trust mitigates credit risk by entering into risk management contracts with financially sound, credit-worthy counterparties. PET estimates that realized natural gas revenues of $4.5 million for the third quarter of 2007 and $47.0 million for the first nine months of 2007 can be attributed to the Trust’s risk management program.

For a complete list of PET’s outstanding financial instruments as at September 30, 2007, please see note 12 to the interim unaudited consolidated financial statements as at and for the three and nine months ended September 30, 2007.

PET continued to supplement its risk management program after the end of the third quarter. Financial and physical natural gas forward sales arrangements at November 6, 2007 are as follows:

Financial hedges and physical forward sales contracts at November 6, 2007
Type of Contract	PET Buys/Sells	Volumes at AECO (GJ/d) (2)	Price ($/GJ) (1)	AECO futures market price ($/GJ) (3)	Term
Financial	Sells	85,000	7.30		November 2007 – March 2008
Financial	Buys	(7,500)	7.29		November 2007 – March 2008
Physical	Sells	15,000	7.76		November 2007 – March 2008
Physical	Buys	(2,500)	8.63		November 2007 – March 2008
Period Total		90,000	7.37	6.06	November 2007 – March 2008
Financial	Sells	7,500	7.46		January – December 2008
Physical	Sells	2,500	7.45		January – December 2008
Period Total		10,000	7.46	6.22	January – December 2008
Financial	Sells	55,000	7.40		April – October 2008
Period Total		55,000	7.40	6.11	April – October 2008
Financial – NYMEX	Sells	10,000	US $7.70		April – October 2008
Physical – NYMEX	Sells	5,000	US $6.68		April – October 2008
Period Total		15,000	US $7.36	7.80	April – October 2008
Financial	Sells	55,000	7.83		November 2008 – March 2009
Financial	Buys	(5,000)	7.26		November 2008 – March 2009
Physical	Sells	7,500	8.36		November 2008 – March 2009
Period Total		57,500	7.89	7.06	November 2008 – March 2009

(1)

Average price calculated using weighted average price for sell contracts.

(2)

All transactions are at AECO unless identified specifically as a NYMEX transaction. NYMEX transactions are measured in US$ per MMBTU/d.

(3)

AECO monthly index prices have settled for November; futures market reflects AECO forward market prices as at November 6, 2007.

As at November 6, 2007 the Trust had also entered into financial and forward physical gas sales arrangements to fix the basis differential between the NYMEX and AECO trading hubs as follows.  The price at which these contracts settle is equal to the NYMEX index less a fixed basis amount.

Type of contract	Volumes at NYMEX (MMBTU/d)	Price (US$/MMBTU)	Term
Physical – basis	2,500	(1.23)	November 2007 – March 2008
Physical – basis	37,500	(0.97)	April – October 2008
Financial – basis	5,000	(0.98)	April – October 2008

During the nine months ended September 30, 2007 the Trust early-terminated various financial and physical natural gas forward sales contracts in exchange for cash settlement payments totaling $27.1 million. This amount has been included in funds flow for the period.

FINANCIAL RESULTS

Revenue

	Three months ended September 30		Nine months ended September 30
Revenue ($ thousands)	2007	2006	2007	2006
Natural gas revenue, before financial hedging (1)	98,508	96,576	302,652	307,071
Realized gains (losses) on financial instruments (2)	2,109	8,149	36,010	9,609
Total revenue	100,617	104,725	338,662	316,680

(1)

Includes revenues related to physical forward sales contracts which settled during the period.

(2)

Realized gains (losses) on financial instruments include settled financial forward contracts and options.

Natural gas revenue before financial hedging increased to $98.5 million for the three months ended September 30, 2007 compared to $96.6 million for the third quarter of 2006 primarily due to a 25 percent increase in production levels offset by a 23 percent decrease in realized natural gas prices. Realized gains on financial forward contracts totaled $2.1 million for the period, as compared to realized gains of $8.1 million for the three months ended September 30, 2006. The Trust includes realized gains and losses on financial forward contracts in its calculation of realized natural gas prices after hedging. Natural gas revenue before financial hedging decreased to $302.7 million for the nine months ended September 30, 2007 from $307.1 million for the first nine months of 2006 largely due to lower natural gas prices.

Funds flow

	Three months ended September 30				Nine months ended September 30
	2007		2006		2007		2006
Funds flow reconciliation	$ millions	$/Mcf	$ millions	$/Mcf	$ millions	$/Mcf	$ millions	$/Mcf
Production (Bcf)	17.8		14.2		44.6		42.7
Revenue (1)	100.6	5.66	104.7	7.36	338.7	7.59	316.7	7.42
Royalties	(16.5)	(0.93)	(14.8)	(1.04)	(49.6)	(1.11)	(52.8)	(1.24)
Operating costs	(26.3)	(1.48)	(19.8)	(1.39)	(73.4)	(1.64)	(62.0)	(1.45)
Transportation costs	(3.6)	(0.20)	(3.0)	(0.21)	(9.3)	(0.21)	(9.4)	(0.22)
Operating netback from production (3)	54.2	3.05	67.1	4.72	206.4	4.63	192.5	4.51
Gas over bitumen royalty adjustments	3.7	0.21	3.7	0.26	13.5	0.30	14.7	0.34
Lease rentals	(1.2)	(0.07)	(0.9)	(0.07)	(2.7)	(0.06)	(2.3)	(0.05)
General and administrative (2)	(5.8)	(0.32)	(3.3)	(0.23)	(15.1)	(0.34)	(11.6)	(0.27)
Interest on bank and other debt (2)	(5.9)	(0.33)	(3.2)	(0.22)	(13.5)	(0.30)	(8.7)	(0.20)
Interest on convertible debentures (2)	(3.8)	(0.21)	(2.6)	(0.18)	(9.1)	(0.20)	(6.1)	(0.14)
Funds flow (2) (3)	41.2	2.33	60.8	4.28	179.5	4.03	178.5	4.19

(1)

Revenue includes realized gains and losses on financial instruments.

(2)

Excludes non-cash items.

(3)

This is a non-GAAP measure; see “Significant accounting policies and non-GAAP measures” in this MD&A.

Royalties

For the three months ended September 30, 2007, PET’s average royalty rate (royalties as a percentage of revenues including gains and losses on financial instruments) climbed to 16.4 percent from 14.1 percent in the third quarter of 2006. The higher royalty rate in the current quarter is due to PET’s realized natural gas price being closer to the Alberta Gas Reference Price (109 percent of the Alberta Gas Reference Price as opposed to 130 percent of the Alberta Gas Reference Price in 2006). Alberta Crown royalties are based on the Alberta Gas Reference Price. The Trust’s royalty rate as a percentage of revenue measured 14.6 percent for the nine months ended September 30, 2007 as compared to 16.7 percent for the first three quarters of 2006. The lower royalty rate in 2007 is due primarily to the $27.1 million in revenue associated with the early termination gains on financial instrument contracts. These early termination gains are not related to current production and therefore have no associated royalty expense.

On October 25, 2007, the Government of Alberta announced a “New Royalty Framework” for oil and natural gas royalties in the Province of Alberta. New royalty rates will apply to all production effective January 1, 2009. While detailed Regulations have yet to be released, PET’s initial assessment is that, based on the Trust’s current profile of well productivity and at current natural gas prices, the effect of the new royalty framework on cash flow would be minimal. Royalty rates would rise relative to their current levels at higher gas prices, and decrease relative to their current levels at lower gas prices. The Trust estimates the impact to its actual royalty rate at various gas prices as follows:

Estimated change in royalty rate		AECO Gas Price ($/GJ)
	$5.00	$6.00	$7.00	$8.00
Increase (decrease) in royalty rate (percentage points)	(4)	(1)	3	5

Operating costs

Operating costs increased to $26.3 million ($1.48 per Mcf) in the three months ended September 30, 2007 from $19.8 million ($1.39 per Mcf) for the same period in 2006. Operating costs for the nine months ended September 30, 2007 totaled $73.4 million or $1.64 per Mcf as compared to $62.0 million or $1.45 per Mcf for the first nine months of 2006. Unit-of-production costs increased 13 percent in the first nine months of 2007 due to higher fixed costs associated with the operation of additional plants and expenses related to new production volumes in east central Alberta. The six percent increase in unit operating costs for the three months ended September 30, 2007 from 2006 levels is due in part to higher unit costs for the Birchwavy Assets as compared to PET’s pre-existing asset base.

Transportation costs

Transportation costs decreased marginally on a unit-of-production basis to $0.20 per Mcf and $0.21 per Mcf for the three and nine month periods ended September 30, 2007, as compared to $0.21 per Mcf and $0.22 per Mcf for the three and nine month periods ended September 30, 2006 respectively. PET has reduced its transportation expenses by an average of approximately $0.05 per Mcf over the past three years as the Trust has pursued arrangements to market gas directly to end users proximal to the Trust’s northeast Alberta operations at market-based prices. These contracts benefit from reduced transportation costs.

Operating netback

Despite the 25 percent increase in production volumes, lower realized gas prices and increased operating costs resulted in a $12.9 million decrease in PET’s operating netback to $54.2 million for the three months ended September 30, 2007 from $67.1 million for the three months ended September 30, 2006.

Operating netback reconciliation ($ millions)
Production increase	26.0
Price decrease, including realized gains on financial instruments	(30.2)
Royalty increase	(1.7)
Transportation cost increase	(0.5)
Operating cost increase	(6.5)
Increase (decrease) in net operating income	(12.9)

General and administrative costs

General and administrative expenses increased to $6.4 million for the three months ended September 30, 2007 compared to $3.9 million for the three months ended September 30, 2006. The increase is due primarily to higher staff levels resulting from the Birchwavy Acquisition, and transition costs related to the integration of Birchwavy systems, records and offices with PET’s existing operations. For the nine months ended September 30, 2007 general and administrative expenses totaled $21.2 million, an increase of $8.0 million over the comparative period for 2006. Approximately $4.5 million of the increase is due to higher non-cash stock-based compensation expense relating primarily to a change in PET’s unit incentive plan which was accounted for in the second quarter of 2007.

Interest

Interest and other expense totaled $6.5 million for the three months ended September 30, 2007 as compared to $3.2 million for the comparable period in 2006. Interest expense has increased primarily as a result of higher average bank debt of $378 million in the third quarter of 2007 as compared to $236 million for the third quarter of 2006 and an increase in short-term interest rates. Interest and other expense also includes a loss on investment of $0.6 million related to the decline in market value of the Trust’s investment in Cordero Energy Inc. (“Cordero”), a publicly traded oil and gas exploration company. The investment was obtained in the third quarter of 2007 as a result of the acquisition by Cordero of Sebring Energy Ltd., a private oil and gas company in which the Trust had an investment through an exchange of undeveloped lands for shares in 2005.

Interest on convertible debentures for the three months ended September 30, 2007 increased by $1.5 million compared to the three months ended September 30, 2006 due primarily to the issuance of $75 million of 6.50% convertible unsecured subordinated debentures in June 2007 as partial funding for the Birchwavy Acquisition. Included in convertible debenture interest expense for the third quarter of 2006 is $0.8 million of non-cash expenses related primarily to the amortization of debt issue costs, as compared to $0.6 million for the comparative period in 2006.

Gas over bitumen royalty adjustments

On October 4, 2004 the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas (the “Royalty Regulation”), which provide a mechanism whereby the Government may prescribe additional royalty components to effect a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the AEUB as a result of recent bitumen conservation decisions.  The Department of Energy issued an Information Letter 2004-36 (“IL 2004-36”) which, in conjunction with the Royalty Regulation, sets out the details of the gas over bitumen financial solution.  The formula for calculation of the royalty reduction provided in the Royalty Regulation is:

0.5 x ((deemed production volume x 0.80) x (Alberta Gas Reference Price - $0.3791/GJ))

The Trust’s net deemed production volume for purposes of the royalty adjustment was 20.2 MMcf/d in the third quarter of 2007. Deemed production represents all PET natural gas production shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the AEUB, or through correspondence in relation to an AEUB ID 99-1 application.  In accordance with IL 2004-36, the deemed production volume related to wells shut-in is reduced by ten percent per year on the anniversary date of the shut-in order. Deemed production decreased only 0.3 MMcf/d from 20.5 MMcf/d for the three months ended September 30, 2006 as a result of the acquisition of approximately 2.0 MMcf/d of deemed production in the second quarter of 2007, offset by the annual ten percent reduction in deemed production volumes discussed previously.

The majority of royalty adjustments received have been recorded on PET’s balance sheet rather than reported as income as the Trust cannot determine if, when or to what extent the royalty adjustments may be repayable through incremental royalties if and when gas production recommences.  Royalty adjustments may be repayable to the Crown in the form of an overriding royalty on gas production from wells which resume production within the gas over bitumen area. However, all royalty adjustments are recorded as a component of funds flow.

In the second quarter of 2006, PET disposed of certain shut-in gas wells in the gas over bitumen area. As part of the disposition agreement, the Trust continues to receive the gas over bitumen royalty adjustments related to the sold wells, although the ownership of the natural gas reserves is transferred to the buyer. As such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer PET’s responsibility. As a result of this disposition, the gas over bitumen royalty adjustments received by the Trust for the affected wells are now considered revenue since they will not be repaid to the Crown.

For the three months ended September 30, 2007 the Trust received $3.7 million in gas over bitumen royalty adjustments, of which $0.6 million was classified as revenue and $3.1 million was recorded on the Trust’s balance sheet, as compared to $3.7 million received in the third quarter of 2006. Cumulative royalty adjustments received to September 30, 2007 total $73.7 million.

As a result of the variables discussed above, funds flow netbacks decreased 46 percent from $4.28 per Mcf in the third quarter of 2006 to $2.33 per Mcf in the third quarter of 2007, and funds flow decreased by 32 percent to $41.2 million ($0.38 per Trust Unit) for the three months ended September 30, 2007 from $60.8 million ($0.72 per Trust Unit) in the 2006 period. Funds flow for the nine months ended September 30, 2007 totaled $179.5 million ($1.90 per Trust Unit) as compared to $178.5 million ($2.13 per Trust Unit) for the comparative period in 2006. The 11 percent decrease in funds flow per Trust Unit from 2006 was primarily due the increased number of units outstanding as a result of financing activities for the Birchwavy Acquisition.

Earnings

The Trust reported net earnings of $5.2 million ($0.05 per basic and diluted Trust Unit) for the three months ended September 30, 2007 as compared to $19.6 million ($0.23 per basic and diluted Trust Unit) for the 2006 period. The decrease from 2006 is primarily a result of higher operating costs and higher depletion and depreciation charges, offset somewhat by an increase of $19.6 million in unrealized gains on financial instruments. Net loss for the nine months ended September 30, 2007 measured $27.9 million ($0.30 per basic and diluted Trust Unit) as compared to net earnings of $49.4 million ($0.59 per basic and diluted Trust Unit) in 2006, as $36.0 million in realized gains on financial instruments recorded in the 2007 period were more than offset by higher operating and interest costs, higher depletion and depreciation charges and an unrealized loss on financial instruments of $18.0 million.

Exploration expenses increased to $3.8 million for the three months ended September 30, 2007 from $2.8 million for the third quarter of 2006 primarily due to additional seismic expenditures during the 2007 period.

Depletion, depreciation and accretion (“DD&A”) expense increased from $48.8 million in the third quarter of 2006 to $61.9 million in 2007 due primarily to increased production volumes. PET’s depletion rate was $3.49 per Mcf in the three months ended September 30, 2007 as compared to $3.43 per Mcf in 2006.  DD&A expense for the nine months ended September 30, 2007 totaled $159.5 million ($3.57 per Mcf), an increase of $14.8 million over the $144.7 million ($3.39 per Mcf) recorded in the first nine months of 2006. The decrease in DD&A rate for the third quarter of 2007 as compared to the year-to-date DD&A rate is due to the relatively low cost of proved reserve additions provided by the Birchwavy Acquisition.

As natural gas prices have weakened significantly since December 31, 2006, the Trust performed a detailed impairment test on its natural gas asset base as at September 30, 2007, using preliminary reserve estimates and forward gas prices as of October 1, 2007.  The test did not show any material asset impairment as of the balance sheet date. The Trust will continue to periodically monitor its natural gas assets for impairment, as low gas prices are expected to persist for the near term.

Income taxes and proposed changes to trust tax legislation

Bill C-52 Budget Implementation Act 2007 (“Bill C-52”) received third reading in the Canadian House of Commons on June 12, 2007 and was fully enacted on June 22, 2007. Bill C-52 contains legislative provisions to implement certain proposals to impose a direct tax on distributions at the trust level for publicly traded income trusts and adjust the taxation at the personal level of trust distributions originally announced on October 31, 2006 (the “Trust Tax Legislation”). Under Canadian accounting guidelines, changes in income tax legislation should be accounted for when they are substantively enacted, which is deemed to occur when the related government bill receives third reading in the case of a minority government.

Under the Trust Tax Legislation all distributions will no longer be deductible in computing trust taxable income, resulting in a 31.5 percent tax at the trust level on taxable income before distributions. In conjunction with the trust level tax, the personal tax on distributions is adjusted to be similar to the tax paid on a dividend received from a taxable Canadian corporation.  The Trust Tax Legislation effectively reduces income available for distribution to PET’s Unitholders, with the end result being a two-tiered tax structure similar to that of corporations and double taxation of distributions for Unitholders who hold their Trust Units in registered accounts such as RRSP, RRIF and RESP accounts.

On October 30, 2007 the federal government announced proposed staged reductions to corporate tax rates, resulting in a federal tax rate of 15 percent by 2012. The federal government also indicated that it intended to extend the proposed corporate tax rate reductions to SIFTs.

The new trust tax applies to PET effective January 1, 2011 assuming the Trust continues to comply with the “normal growth” provisions as outlined by the federal government. Specifically “normal growth” includes equity growth within certain “safe harbour” limits measured by reference to a Specified Investment Flow Through’s (“SIFT”) market capitalization as of the end of trading on October 31, 2006. The safe harbour calculation would include only the market value of the SIFT’s issued and outstanding publicly-traded trust units and not any convertible debt, options or other interests convertible into or exchangeable for trust units. Those safe harbour limits are 40 percent for the period from November 1, 2006 to December 31, 2007, and 20 percent each for calendar 2008, 2009 and 2010. These limits are cumulative, so that any unused limit for a period carries over into the subsequent period. Additional details of the guidelines include the following:

(i) new equity for these purposes includes units and debt that is convertible into units, and may include other substitutes for equity;

(ii) replacing debt that was outstanding as of October 31, 2006 with new equity, whether by a conversion into trust units of convertible debentures or otherwise, will not be considered growth for these purposes and will therefore not affect the safe harbour; and

(iii) the exchange, for trust units, of exchangeable partnership units or exchangeable shares that were outstanding on October 31, 2006 will not be considered growth for these purposes and will therefore not affect the safe harbour where the issuance of the trust units is made in satisfaction of the exercise of the exchange right by a person other than the SIFT.

The Trust’s market capitalization as of the close of trading on October 31, 2006, having regard only to its issued and outstanding publicly-traded Trust Units, was approximately $1.4 billion, which means the Trust’s “safe harbour” equity growth amount for the period ending December 31, 2007 is approximately $560 million, and for each of calendar 2008, 2009 and 2010 is an additional approximately $280 million, not including equity issued to replace the Trust’s debt that was outstanding on October 31, 2006, including convertible debentures. Failure to comply with the “normal growth” provisions as outlined would result in the Trust being subject to the new tax immediately, as opposed to January 1, 2011. Since October 31, 2006 PET has issued approximately $357 million of new Trust Units and convertible debentures through the public offering completed on June 20, 2007, the Trust’s Distribution Reinvestment and Optional Trust Unit Purchase Plan (“DRIP Plan”) and the Unit Incentive Plan.

PET is strictly opposed to the changes in the tax treatment of income trusts outlined in the Trust Tax Legislation and is participating in a number of initiatives to try to effect change to the legislation, such as participation in the Canadian Coalition of Energy Trusts (“CCET” or the “Coalition”). Further, PET encourages all Unitholders to join the advocacy group that was formed to be the voice of concerned Canadians and individual investors, the Canadian Association of Income Trust Investors (“CAITI”). Unitholders and concerned Canadians can register online at the CAITI website at www.caiti.info.  Information is available on PET’s website as well as the CCET (www.canadianenergytrusts.ca) and CAITI websites to assist Unitholders in their efforts to gather facts, formulate opinions and voice concerns. The Trust is in strong fundamental disagreement with the policy itself as PET believes in the well-established ability of the energy trust model to enhance the efficient deployment of Canada’s oil and gas resources. Furthermore, the Trust is opposed to the implementation of this change without consultation with energy trusts particularly after investors in energy trusts may have relied on specific statements made by the Conservative Party of Canada regarding their intention not to alter the tax treatment of income trusts. To this end, PET encourages Unitholders to participate in the Coalition’s “Expect More” campaign by visiting www.iexpectmore.ca.

PET has not recorded a future income tax liability as a result of the Trust Tax Legislation being enacted. Based on production forecasts included in the independent reserve report for the assets acquired by PET during the period and the independent reserve report on PET’s reserves as at December 31, 2006, the book values of the Trust’s assets are projected to approximate the related tax values by January 1, 2011, the date the direct tax on distributions within the Trust becomes effective. PET has estimated tax pools of $713 million at September 30, 2007 and intends to maximize the preservation of tax pools over the transition period in order to minimize the tax consequences faced by the Trust in 2011 and future years.

SUMMARY OF QUARTERLY RESULTS

	Three months ended
($ thousands except where noted)	Sept 30, 2007	June 30, 2007	Mar 31, 2007	Dec 31, 2006

Natural gas revenues before royalties (1)	98,508	104,451	99,693	94,564
Natural gas production (MMcfe/d)	193.1	155.0	141.7	144.6
Funds flow (2)	41,212	72,669	65,597	58,166
Per Trust Unit - basic	0.38	0.81	0.76	0.69
Net earnings (loss)	5,246	6,126	(39,261)	(68,254)
Per Trust Unit - basic	0.05	0.07	(0.46)	(0.80)
- diluted	0.05	0.07	(0.46)	(0.80)
Realized natural gas price ($/mcfe)	5.66	8.80	8.94	7.83
Average AECO Daily Index price ($/GJ)	5.14	7.07	7.40	6.54

	Three months ended
($ thousands except where noted)	Sept 30, 2006	June 30, 2006	Mar 31, 2006	Dec 31, 2005

Natural gas revenues before royalties (1)	96,576	97,856	112,639	144,645
Natural gas production (MMcfe/d)	154.6	162.9	151.5	153.7
Funds flow (2)	60,770	56,605	61,112	78,200
Per Trust Unit - basic	0.72	0.68	0.74	0.96
Net earnings (loss)	19,619	21,816	7,969	17,899
Per Trust Unit - basic	0.23	0.26	0.10	0.22
- diluted	0.23	0.26	0.10	0.22
Realized natural gas price ($/mcfe)	7.36	6.85	8.09	9.14
Average AECO Daily Index price ($/GJ)	5.36	5.71	7.13	10.72

(1)

Excludes realized gains (losses) on financial instruments.

(2)

These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in this MD&A.

Natural gas revenues were highest in the fourth quarter of 2005 due to higher natural gas prices. Revenues and funds flow then decreased in the 2006 quarters but by a much lower margin than AECO prices due to stability provided by the Trust’s commodity hedging program. Revenues and fund flow increased again in the first two quarters of 2007 as a result of higher gas prices and realized gains on the early termination of financial instrument contracts. For the three months ended September 30, 2007 funds flow decreased 43 percent from the second quarter of 2007 despite increased production from the Birchwavy assets, primarily as a result of a 36 percent decrease in realized gas prices.

Net earnings are highest in the second and third quarters of 2006 as a result of unrealized gains on financial instruments and the reclassification of certain gas over bitumen royalty adjustments into earnings, respectively. The net loss in the fourth quarter of 2006 was due to impairment charges at east central Alberta and Saskatchewan and higher DD&A expenses as compared to previous quarters. The net loss in the first quarter of 2007 is due to a $48.5 million unrealized loss on the change mark-to-market value of PET’s financial instruments during the period.

LIQUIDITY AND CAPITAL RESOURCES

Net debt ($ thousands except per Trust Unit and percent amounts)	September 30, 2007	December 31, 2006
Bank debt	372,808	222,923
Convertible debentures, measured at principal amount	236,109	161,134
Working capital deficiency (surplus) (2)	9,570	22,561
Net debt	618,487	406,618
Trust Units outstanding (thousands)	108,473	85,186
Market price at end of period ($/Trust Unit)	8.11	12.40
Market value of Trust Units	879,716	1,056,306
Total capitalization (1)	1,498,203	1,462,924
Net debt as a percentage of total capitalization (%)	41.3	27.8
Funds flow for the nine months ended September 30, 2007 (1)	179,478	236,653
Annualized funds flow (1)	239,304	236,653
Net debt to annualized funds flow ratio (times) (1)	2.6	1.7

(1)

These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in this MD&A. Funds flow in the prior year column is for the year ended December 31, 2006.

(2)

Working capital deficiency (surplus) excludes short-term financial instrument assets and liabilities related to the Trust’s hedging activities.

PET currently owns the building in which its head office operations are located. The building has a mortgage in the amount of $5.5 million, bears interest at 6.15 percent and matures on January 1, 2008. The mortgage will be repaid upon closing of the sale of the building, with the remainder of the proceeds being applied against net debt.  A gain of approximately $23 million will be recorded upon closing of the sale. PET will be relocating its head office and all Calgary staff to 605 – 5 Avenue Southwest in late November 2007.

PET has a demand credit facility with a syndicate of Canadian chartered banks. The revolving feature of the facility expires on May 26, 2008 if not extended.  Upon expiry of the revolving feature of the facility, should it not be extended, amounts outstanding as of the expiry date will have a to term maturity date of one additional year. The borrowing base on the facility is currently $400 million.  The Trust has requested that the borrowing base be increased to $420 million with a reduction to $400 million on the earlier of December 31, 2007 and the closing date of the sale of PET’s office building.  The majority of the Trust’s lenders have completed their review and approved this request and the Trust expects full approval in the near future.  The Trust’s lenders have also completed their semi-annual borrowing base redetermination and the review of the Trust’s natural gas reserves is expected to result in a reconfirmation of PET’s borrowing base at $400 million through May 26, 2008. Collateral for the credit facility is provided by a floating-charge debenture covering all existing and acquired property of the Trust as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the facility. Bank debt increased to $372.8 million at September 30, 2007, as compared to $222.9 million at December 31, 2006 as a result of the Birchwavy Acquisition and expenditures related to the Trust’s capital programs, offset somewhat by proceeds received through the Trust’s DRIP program and funds flows in excess of distributions during the year. In addition to amounts outstanding under the credit facility PET has outstanding letters of credit in the amount of $3.87 million.

At September 30, 2007 PET had convertible debentures outstanding as follows:

Convertible debentures series	6.50%	2006 – 6.25%	2005 – 6.25%	8%
Principal outstanding ($ millions)	75.0	100.0	55.3	5.9
Maturity date	June 30, 2012	April 30, 2011	June 30, 2010	September 30, 2009
Conversion price ($ per Trust Unit)	14.20	23.80	19.35	14.20
Fair market value ($ millions)	67.5	95.9	52.5	5.9

Fair values of debentures are calculated by multiplying the number of debentures outstanding at September 30, 2007 by the quoted market price per debenture at that date. None of the debentures were converted into trust units during the three months ended September 30, 2007.

Net debt to annualized funds flow rose to 2.6 times for the quarter ended September 30, 2007 from 1.7 times for the year ended December 31, 2006. The increase in net debt is largely a function of the acquisitions completed in the second quarter.

A reconciliation of the increase in net debt from December 31, 2006 to September 30, 2007 is as follows:

Reconciliation of net debt ($ millions)
Net debt, December 31, 2006	406.6
Capital expenditures	98.6
Acquisitions, net of dispositions	451.9
Issuance of Trust Units, net of issue costs	(237.5)
Issue costs for 6.5% convertible debentures	3.0
Funds flow	(179.5)
Distributions	113.1
Proceeds from DRIP plan	(25.7)
Reclassification of long-term investment to marketable securities	(1.2)
Reclassification of office building to asset held for sale	(13.0)
Proceeds on exercise of unit incentive rights	(0.1)
Expenditures on asset retirement obligations	2.3
Net debt, September 30, 2007	618.5

Through the Trust’s Distribution Reinvestment and Optional Trust Unit Purchase Plan (“DRIP Plan”) $7.8 million was invested by Unitholders during the three months ended September 30, 2007 and a total of 905,000 Trust Units were issued at an average price of $8.61 per Trust Unit. For the nine months ended September 30, 2007 $25.7 million was invested in the DRIP plan and 2,591,000 Trust Units were issued at an average price of $9.92 per Trust Unit.

Distributions

Distributions are determined monthly by the Board of Directors of the Trust’s administrator taking into account PET’s forecasted production, capital spending and cash flow, forward natural gas price curves, the Trust’s current hedging position, targeted debt levels and debt repayment obligations. The following items are considered in arriving at cash distributions to Unitholders:

•

Exploration and development expenditures;

•

Projected production additions;

•

Debt repayments to the extent required or deemed appropriate by management to preserve balance sheet strength for future opportunities;

•

Base production forecasts;

•

Current financial and physical forward natural gas sales contracts;

•

Forward market for natural gas prices;

•

Site reclamation and abandonment expenditures; and

•

Working capital requirements.

Distributions for the third quarter of 2007 totaled $32.4 million or $0.30 per Trust Unit consisting of $0.10 per Trust Unit paid on August 15, September 17 and October 15. The Trust’s payout ratio, which is the ratio of distributions to funds flow, was 78.7 percent in the current quarter as compared to 83.2 percent for the third quarter of 2006. PET’s distributions are less than funds flow as the Trust retains a portion of its funds flow to finance capital expenditures and debt repayments. The payout ratio in future periods will largely be determined by the Trust’s capital spending plans and resulting production levels, royalty rates, operating costs and natural gas prices, which have experienced significant volatility in 2007. Distributions for the nine months ended September 30, 2007 totaled $113.1 million or $1.20 per Trust Unit, and cumulative distributions since the inception of the Trust to September 30, 2007 totaled $784.4 million or $11.624 per Trust Unit.

PET anticipates that distributions and capital expenditures for the remainder of 2007 and 2008 will be funded by funds flow; however changes in natural gas prices, cash netbacks and production levels can affect future capital spending plans and distributions. Acquisitions will continue to be funded through a combination of internally generated funds, equity offerings and debt financing.

	Three months ended September 30		Nine months ended September 30
Distributions ($ thousands)	2007	2006	2007	2006

Cash flows from operating activities	51,707	55,194	184,655	171,888
Net earnings (loss)	5,246	19,619	(27,889)	49,404
Distributions	32,448	50,583	113,073	170,821

Excess (shortfall) of cash flows from operating activities over distributions	19,259	4,611	71,582	1,067
Excess (shortfall) of net earnings (loss) over distributions	(27,202)	(30,964)	(140,962)	(121,417)

The Trust targets long-term sustainability of both its production base and distributions to Unitholders. As such, PET’s distribution rates are designed to result in an excess of cash flows from operating activities over distributions which will provide the majority of the funding for PET’s exploration and development expenditures for the respective periods. The excesses of $19.3 million and $71.6 million for the three and nine months ended September 30, 2007 compare to exploration and development expenditures of $9.5 million and $90.9 million for those periods, respectively.  In periods where the excess of cash flows from operating activities over distributions is less than exploration and development expenditures, the shortfall is funded by proceeds from the Trust’s DRIP program, additional bank borrowings and external financing activities as appropriate.

The Trust has an excess of distributions over net earnings in all periods presented, and distributions are likely to continue to exceed net earnings in future periods. PET does not typically compare distributions to earnings due to the significant impact of non-cash items on earnings, such as unrealized gains and losses on financial instruments and DD&A, which have no impact on the Trust’s ability to pay distributions. Where distributions exceed net earnings, a portion of the cash distributions declared may represent an economic return of capital to the Trust’s Unitholders.

2007 OUTLOOK AND SENSITIVITIES

The Trust’s current hedging and physical forward sales portfolio has significantly reduced PET’s exposure to downside in natural gas prices.  The following table reflects PET’s projected realized gas price, monthly funds flow and payout ratio at the current monthly distribution of $0.10 per Trust Unit, for the remaining three months of 2007 at certain AECO natural gas price levels and incorporating all of the Trust’s current financial hedges and physical forward sales contracts.

	Average AECO Monthly Index Gas Price October to December 2007 ($/GJ)
Funds flow sensitivity analysis	$5.00	$6.00	$7.00
Realized gas price (1) ($/Mcf)	6.14	6.76	7.39
Funds flow (2) ($million/month)	16.1	19.0	21.8
Per Trust Unit ($/Unit/month)	0.149	0.175	0.201
Payout ratio (2) (%)	67	57	50
Ending total net debt ($million)	597	589	580
Ending total net debt to funds flow ratio (3) (times)	2.6	2.5	2.4

(1)

PET’s weighted average forward price on an average of 90,000 GJ/d for the period from October 1 to December 31, 2007 is $6.81/GJ as a result of forward physical sales and financial hedging contracts.

(2)

These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in this MD&A.

(3)

Calculated as ending total net debt (including convertible debentures) divided by estimated 2007 annual funds flow.

OTHER SIGNIFICANT ACCOUNTING POLICIES AND NON-GAAP MEASURES

Payout ratio

Payout ratio refers to distributions measured as a percentage of funds flow for the period and is used by management to analyze funds flow available for development and acquisition opportunities as well as overall sustainability of distributions. Funds flow does not have any standardized meaning prescribed by GAAP and therefore payout ratio may not be comparable to the calculation of similar measures for other entities.

Operating and funds flow netbacks

Operating and funds flow netbacks are used by management to analyze margin and funds flow on each Mcf of natural gas production. Operating and funds flow netbacks do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to the calculation of similar measures for other entities. Operating and funds flow netbacks should not be viewed as an alternative to funds flow from operations, net earnings per Trust Unit or other measures of financial performance calculated in accordance with GAAP.

Unitholders’ equity before distributions and cumulative distributions since inception

Unitholders’ equity before distributions and cumulative distributions since inception are used by management to compare total equity before any reduction for distributions from period to period. Unitholders’ equity before distributions and cumulative distributions since inception do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to the calculation of similar measures for other entities. Unitholders’ equity before distributions and cumulative distributions since inception should not be viewed as alternatives to Unitholders’ equity or other measures calculated in accordance with GAAP.

Total capitalization

Total capitalization is equal to net debt including convertible debentures plus market value of issued equity and is used by management to analyze leverage.  Total capitalization as presented does not have any standardized meaning prescribed by GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

Revenue, including realized gains (losses) on financial instruments

Revenue, including realized gains (losses) on financial instruments is used by management to calculate the Trust’s net realized natural gas price taking into account monthly settlements on financial forward natural gas sales and foreign exchange contracts. These contracts are put in place to protect PET’s funds flows from potential volatility in natural gas prices, and as such any related realized gains or losses are considered part of the Trust’s natural gas price. Revenue, including realized gains (losses) on financial instruments does not have any standardized meaning as prescribed by GAAP and should not be reviewed as an alternative to Revenue or other measures calculated in accordance with GAAP.

INTERNAL CONTROLS

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Trust is accumulated and communicated to the Trust's management, as appropriate, to allow timely decisions regarding required disclosure.  PET’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of September 30, 2007 that the Trust's disclosure controls and procedures are effective to provide reasonable assurance that material information related to PET, including its consolidated subsidiaries, is made known to them by others within those entities.

During the three months ended September 30, 2007, there have been no changes in PET’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Trust’s internal control over financial reporting, except for the potential impact from reporting the acquisition of a private oil and gas exploration company, as more fully disclosed in Note 5 to the Trust’s unaudited consolidated interim financial statements as at and for the three and nine months ended September 30, 2007. PET is currently in the process of assessing and integrating financial reporting systems and controls for the acquired entity into its own financial reporting systems.

CHANGE IN ACCOUNTING POLICY

In 2005 the Canadian Institute of Chartered Accountants (“CICA”) issued new standards for the recognition, measurement and disclosure of financial instruments. Under the new standards, which were effective January 1, 2007, PET’s portfolio of forward fixed-price natural gas sales contracts and AECO/NYMEX fixed-basis contracts (collectively “physical hedging contracts”) are considered non-financial derivatives and are accounted for as financial instruments. Accordingly, the fair values of the Trust’s physical hedging contracts as at January 1, 2007 were recorded as an asset of $30.6 million on the Trust’s balance sheet with an offsetting credit to retained earnings. The fair values of the physical hedging contracts were calculated by PET based on an independently obtained forward natural gas price curve as at January 1, 2007.

Changes in fair value of these contracts from January 1, 2007 to September 30, 2007, as well as fair values of other physical and financial natural gas hedging contracts entered into during the nine month period as at September 30, were included in net earnings for the period. The decrease in fair value during the period was $18.0 million, which has been included in “unrealized loss on financial instruments” on PET’s statement of earnings (loss) for the six months ended September 30, 2007. In future periods the Trust will account for both physical and financial risk management contracts as financial instruments, and fair value all such contracts at each balance sheet date.

As the change in accounting policy was applied prospectively there is no related impact on earnings for previous periods.

CRITICAL ACCOUNTING ESTIMATES

The MD&A is based on the Trust’s consolidated financial statements which have been prepared in Canadian dollars in accordance with GAAP. The application of GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. PET bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

The critical accounting estimates employed by PET in the preparation of its consolidated financial statements are discussed in the MD&A for the year ended December 31, 2006. In addition, the following critical accounting estimate was used in the consolidated financial statements for the three and nine months ended September 30, 2007.

Purchase price allocation

Corporate acquisitions are accounted for by the purchase method of accounting whereby the purchase price is allocated to the assets and liabilities acquired based on their fair values, as estimated by management at the time of acquisition. The excess of the purchase price over the fair values represents goodwill. In order to estimate fair values, management has to make various assumptions, including commodity prices, reserves acquired and discount rates. Differences from these estimates may impact the future financial statements of the Trust.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

PET’s operations are affected by a number of underlying risks both internal and external to the Trust.  These risks are similar to those affecting others in both the conventional oil and gas royalty trust sector and the conventional oil and gas producers sector.  The Trust’s financial position, results of operations, and cash available for distribution to Unitholders are directly impacted by these factors.

Income taxes

The Trust Tax Legislation results in a tax applicable at the trust level on certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and treats distributions as dividends to the Unitholders. Existing trusts will have a four-year transition period and, subject to the qualification below, the new tax will apply in January 2011.  Once applied the new tax will affect PET’s funds flow and may impact cash distributions from the Trust.

In light of the foregoing, the Trust Tax Legislation has reduced the value of the Trust’s units, which increases the cost to PET of raising capital in the public capital markets for acquisition opportunities. PET’s access to capital markets could also be affected by this legislation. In addition, the Trust Tax Legislation is expected to place PET and other Canadian energy trusts at a competitive disadvantage relative to industry competitors, including U.S. master limited partnerships, which will continue to not be subject to entity-level taxation. There can be no assurance that PET will be able to reorganize its legal and tax structure to substantially mitigate the expected impact of the Trust Tax Legislation.

Gas over bitumen issue

On July 24, 2007 the Alberta Energy and Utilities Board (“EUB”) released Decision 2007-056 related to the application for shut-in of certain natural gas production in northeast Alberta. Although PET does not produce natural gas in the area identified in Decision 2007-056, the EUB did note in its conclusions that a broad bitumen conservation strategy may be required for all areas where natural gas production may interfere with eventual bitumen recovery.  It is possible that such a strategy, when drafted and implemented by the EUB, will affect future natural gas production from reservoirs owned by the Trust and located within the gas over bitumen areas of concern. Decision 2007-056 did not specifically provide a timeline or process for arriving at a general bitumen conservation strategy.

Depletion of reserves

The Trust has certain unique attributes which differentiate it from other oil and gas industry participants.  Distributions, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil and natural gas reserves.  PET will not be reinvesting cash flow in the same manner as other industry participants as one of the main objectives of the Trust is to maximize long-term distributions.  Accordingly, absent capital injections, PET’s initial production levels and reserves will decline.

PET’s future oil and natural gas reserves and production, and therefore its funds flows, will be highly dependent on PET’s success in exploiting its reserve base and acquiring additional reserves.  Without reserves additions through acquisition or development activities, the Trust’s reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital including the issuance of additional Trust Units become limited or unavailable PET’s ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired.  To the extent that PET is required to use funds flow to finance capital expenditures or property acquisitions, the level of distributions will be reduced.

PET reinvests capital to minimize the effects of natural production decline on its asset base. The Trust currently estimates that capital expenditures of $100 million to $130 million annually are required to maintain production at current levels. There can be no assurance that PET will be successful in developing or acquiring additional reserves on terms that meet the Trust’s investment objectives.

Other risks and uncertainties affecting PET’s operations are substantially unchanged from those presented in the MD&A for the year ended December 31, 2006.

FORWARD-LOOKING INFORMATION

This MD&A contains forward-looking information with respect to PET.

The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe”, “outlook” and similar expressions are intended to identify forward-looking statements.  These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.  We believe the expectations reflected in these forward-looking statements are reasonable.  However, we cannot assure the reader that these expectations will prove to be correct.  The reader should not unduly rely on forward-looking statements included in this report.  These statements speak only as of the date of the MD&A.

In particular, this MD&A contains forward-looking statements pertaining to the following:

•

the quantity and recoverability of PET’s reserves;

•

the timing and amount of future production;

•

prices for natural gas produced;

•

operating and other costs;

•

business strategies and plans of management;

•

supply and demand for natural gas;

•

expectations regarding PET’s access to  capital to fund its acquisition, exploration and development activities;

•

the disposition swap, farm in, farm out or investment in certain exploration properties using third party resources;

•

the use of exploration and development activity and acquisitions to replace and add to reserves;

•

the impact of changes in natural gas prices on funds flow after hedging;

•

drilling, completion, facilities and construction plans;

•

the existence, operations and strategy of the commodity price risk management program;

•

the approximate and maximum amount of forward sales and hedging to be employed;

•

the Trust’s acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived there from;

•

the impact of Canadian federal and provincial governmental regulation on the Trust relative to other issuers;

•

PET’s treatment under governmental regulatory regimes;

•

the goal to sustain or grow production and reserves through prudent asset management and acquisitions;

•

the emergence of accretive growth opportunities; and

•

PET’s ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets.

PET’s actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A which include but are not limited to:

•

volatility in market prices for natural gas;

•

risks inherent in PET’s operations;

•

uncertainties associated with estimating reserves;

•

competition for, among other things; capital, acquisitions of reserves, undeveloped lands, skilled personnel, equipment for drilling, completions, facilities and pipeline construction and maintenance;

•

incorrect assessments of the value of acquisitions;

•

geological, technical, drilling and process problems;

•

general economic conditions in Canada, the United States and globally;

•

industry conditions including fluctuations in the price of natural gas;

•

royalties payable in respect of PET’s production;

•

governmental regulation of the oil and gas industry, including environmental regulation;

•

fluctuation in foreign exchange or interest rates;

•

unanticipated operating events that can reduce production or cause production to be shut-in or delayed;

•

stock market volatility and market valuations; and

•

the need to obtain required approvals from regulatory authorities.

The above list of risk factors is not exhaustive.

Additional information on PET, including the most recent filed annual report and annual information form, can be accessed from SEDAR at www.sedar.com or from the Trust’s website at www.paramountenergy.com.